ThoughtShare Communications Inc.

400 – 56 East Second Avenue
Vancouver, B.C., Canada
V5T 1B1

P. 604.873.8724
F. 604.873.8772

January 31, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3011
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek, Office of International Corporate Finance

Dear Sirs:

Re: ThoughtShare Communications Inc. (formerly Meteor Technologies Inc.)
12g3-2(b) Exemption #82-2442

In order to maintain the above exemption in good standing, we enclose the following:

1. news release dated January 23, 2002; and
2. news release dated January 30, 2002.

Yours very truly,

THOUGHTSHARE COMMUNICATIONS INC.
Per:

Marilyn Wong, Corporate Secretary

THOUGHTSHARE COMMUNICATIONS INC.

NEWS RELEASE

TRADING SYMBOL: THO.V
CUSIP NO.: 88545N 10 6
SEC 12g3-2(b) #82-2442

ThoughtShare Communications Comes Full Circle by Launching Pilot Project with Simon Fraser University

Vancouver, B.C. (January 23, 2002) – ThoughtShare Communications Inc. today announced that Simon Fraser University (SFU) has agreed to conduct a pilot project using Thoughtscape, ThoughtShare's information organizing solution, at the institution's Learning and Instructional Development Centre (LIDC). Over the next few months, the LIDC will incorporate the use of Thoughtscape to improve the delivery of educational programs to students. This agreement represents a homecoming of sorts for ThoughtShare, as the Thoughtscape technology is a direct result of a five-year research project undertaken by the Intelligent Graphic Interface Research Program conducted at the University.

The arrangement was made possible by SFU's University/Industry Liaison Office, the primary organizational structure responsible for technology transfer at SFU. ThoughtShare was seen as a natural fit with the LIDC, the department actively involved in working with SFU staff to improve teaching methods. The LIDC supports all faculty in terms of learning and instructional design, and Thoughtscape will be used to help improve the presentation, dissemination, and subsequent interpretation of course material.

Thoughtscape helps course designers and instructors package and deliver supplementary materials in a way that clearly communicates key perspectives and facilitates instruction and interactivity. Students and researchers can achieve better knowledge acquisition of topic areas by using Thoughtscape to explore new information that will augment existing resources.

"A large part of LIDC's role is to explore new technologies that will enrich the school's academic environment," says John Moore, Instructional Developer at SFU LIDC. "We're thrilled to be bringing ThoughtShare's ideas back to SFU, and to play a hands-on role in applying Thoughtscape's unique design and versatility to the benefit of our staff and students."

"ThoughtShare developed this software for exactly this type of application, and it makes perfect sense to return to SFU to further enhance the product for the educational marketplace," says Fred Fabro, President of ThoughtShare. "SFU has been recognized over and over again as Canada's number one comprehensive university, and we are honoured that they have validated Thoughtscape's usage in a educational setting by launching this co-operative pilot initiative."

About Simon Fraser University

Dr. Michael Stevenson, President.
Simon Fraser University was established in 1965 with a campus on Burnaby Mountain in Burnaby, B.C. The University opened its Harbour Centre campus in downtown Vancouver in 1989 and opened its Morris J. Wosk Centre for Dialogue in 2000. Simon Fraser University has been named Canada's number one comprehensive university five times in the past 10 years by Canada's national magazine, Maclean's.

In the remaining five years SFU has placed second four times and third once. SFU is one of Canada's strongest research institutions, ranking first among Canadian comprehensive universities for social sciences and humanities research grants, and second in both academic awards received per full-time faculty member and medical and science grants. SFU offers its 20,000 plus students more than 100 programs in five different faculties.

About ThoughtShare Communications

ThoughtShare Communications is a developer of knowledge technologies that help people and organizations communicate ideas and share information. The company's product, Thoughtscape, enables users to intuitively create and distribute packets of information that combine Web pages, in-house files of all types, and personalized commentary. Thoughtscape allows knowledge-based organizations -- such as educational institutions, biotechnology corporations, and general business enterprises -- to maximize their information investment by offering a better way to work through the mass of unstructured knowledge, thereby increasing the productivity of its most important assets, its workers. ThoughtShare is a Vancouver-based public company that trades on the Canadian Venture Exchange under the symbol THO.

To find out more about ThoughtShare and its products, call 1.877.832.7789 or visit www.thoughtshare.com.

ON BEHALF OF THE BOARD OF
THOUGHTSHARE COMMUNICATIONS INC.

"Fred Fabro"

Fred Fabro, President

THOUGHTSHARE COMMUNICATIONS INC.

NEWS RELEASE

TRADING SYMBOL: THO.V
CUSIP NO.: 88545N 10 6
SEC 12g3-2(b) #82-2442

ThoughtShare Communications Recognized in KMWorld's List of 100 Companies That Matter

Vancouver, BC (January 30, 2002) – ThoughtShare Communications Inc., a leading developer of knowledge technologies, today announced that it has been selected by KMWorld as one of the 100 Companies That Matter in Knowledge Management.

The list recognizes the 100 companies that best exhibit key qualities as determined by KMWorld: market makers, solutions technology makers, solutions service makers and infrastructure technology makers. ThoughtShare was selected from more than 1,500 companies, and joins a notable group that includes Accenture, Autonomy, IBM, Microsoft, Oracle, Sun Microsystems and Xerox.

"The organizations chosen for the KMWorld 100 Companies that Matter are the leading innovators of knowledge management solutions worldwide," said Hugh McKellar, executive editor of KMWorld. "We selected ThoughtShare because their products address the fundamental yet basic need for individuals and organizations to communicate ideas and share information."

"We are thrilled that KMWorld has included ThoughtShare on this distinguished list of industry leaders," says Fred Fabro, President of ThoughtShare. "The primary challenge facing our customers today is managing the flow of information between people and departments. Our Thoughtscape product suite provides a flexible and easy-to-integrate solution to this widespread problem, and the demand for our software will continue to grow as more organizations attempt to maximize their information investments. This is only the beginning."

About KMWorld's Companies That Matter

Serving more than 56,000 subscribers, KMWorld is the leading information provider serving the knowledge management systems market. KMWorld's prestigious list of 100 Companies That Matter catalogs dynamic companies in the knowledge management universe. These companies were chosen based on the velocity and impact of their innovations and for strengthening and creating new infrastructure for knowledge management initiatives. This list summarizes innovators in managing the thinking assets of an enterprise - an increasingly important element in today's business environment.

About ThoughtShare Communications

ThoughtShare Communications is a developer of knowledge technologies that help people and organizations communicate ideas and share information. The company's product, Thoughtscape, enables users to intuitively create and distribute packets of information that combine Web pages, in-house files of all types, and personalized commentary. Thoughtscape allows knowledge-based organizations -- such as educational institutions, biotechnology corporations, and general business enterprises -- to maximize their information investment by offering a better way to work through the mass of unstructured knowledge, thereby increasing the productivity of its most important assets, its workers. ThoughtShare is a Vancouver-based public company that trades on the Canadian Venture Exchange under the symbol THO.

To find out more about ThoughtShare and its products, call 1.877.832.7789 or visit www.thoughtshare.com.

**ON BEHALF OF THE BOARD OF
THOUGHTSHARE COMMUNICATIONS INC.**

"Fred Fabro"

Fred Fabro, President

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.